UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6 K

REPORT OF FOREIGN ISSUER

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of         April, 2003

Commission File Number: 0-27760

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) 9 only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]     No [ X ]

In “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRANDA GOLD CORP.

Registrant

		BY:	“Aileen Lloyd”
Aileen Lloyd, Director

DATE:	April 30, 2003

MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

April 24, 2003	TSX Venture Exchange Symbol: MAD

Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website:mirandagold.com

Acquisition of Battle Mountain Gold Project

Miranda Gold Corp. is pleased to announce that it has signed an option to acquire the Kobeh Valley gold project in the Battle Mountain trend of Eureka County, Nevada.

Several companies have explored the Kobeh Valley project area including American Selco, Goldfields, Phelps Dodge, Sante Fe, Great Basin Exploration, and Cominco American. The Kobeh Valley claims occupy much of the north north-west trending Kobeh fault zone where a string of resistivity anomalies occur in rocks interpreted to be Webb Formation. These anomalies are similar in nature to resistivity anomalies that outcrop on the adjoining ground to the north and are associated with oxidized Webb Formation containing significant gold mineralization. This mineralization is similar to mineralization at Newmont’s Rain deposit in the Pinon Range southwest of Elko, where the main ore body is hosted as basal Webb Formation at the intersection of northeast striking faults with the Rain Fault (a major northwest striking regional fault).

Miranda has the option to acquire a 100% interest in the Kobeh Valley project for cash payments of $47,500 over five years. The project is subject to a 2.5% net smelter return royalty which can be bought down to 1%.

ON BEHALF OF THE BOARD

“Dennis L. Higgs”

Dennis L. Higgs, B. Comm
President

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

April 28, 2003	TSX Venture Exchange Symbol: MAD

Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website:mirandagold.com

Closing of Private Placement

The Company has closed a private placement of 2,200,000 units at $0.23 for gross proceeds of $506,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant is exercisable for a period of two years at a price of $0.30 to April 8, 2005. Securities issued pursuant to this private placement are subject to a four month hold period expiring August 10, 2003.

ON BEHALF OF THE BOARD

“Dennis L. Higgs”

Dennis L. Higgs, B. Comm
President

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

     FORM 51-901F
QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
	X	Schedule B and C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER       Miranda Gold Corp. (Formerly Miranda Diamond Corp.)

ISSUER ADDRESS       Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6

ISSUER TELEPHONE NUMBER     (604) 689-1659

CONTACT PERSON       Dennis Higgs

CONTACT’S POSITION       President

CONTACT TELEPHONE NUMBER       (604) 689-1659

CONTACT EMAIL ADDRESS         mad@senategroup.com

WEBSITE ADDRESS        mirandagold.com

FOR QUARTER ENDED        February 28, 2003

DATE OF REPORT       April 22, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Aileen Lloyd	“Aileen Lloyd”	2003/04/29

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED
(YY/MM/DD)

Dennis Higgs	“Dennis Higgs”	2003/04/29

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED
(YY/MM/DD)

MIRANDA GOLD CORP.

QUARTERLY REPORT

FEBRUARY 28, 2003

Schedule A: Financial Information

          See attached financial statements

Schedule B: Supplementary Information

1.	Analysis of Expenses and Deferred Costs

	a)	Exploration expenditures for the three months ended February 28, 2003

		Secret Basin Property, Nevada

		Balance, November 30, 2002	$201,433

		Expenditures during the three months ended February 28, 2003	-

		Balance, February 28, 2003	$201,433

		Otish Mountains, Quebec

		Balance, November 30, 2002	$10,715

		Expenditures during the three months ended February 28, 2003
		Office and field supplies	605
		Reports	3,679

		Balance, February 28, 2003	$14,999

		Hercules Property, Imperial Mine Property, and Gilman Property, Nevada

		Balance, November 30, 2002	$33,468

		Expenditures during the three months ended February 28, 2003
		Professional fees	11,735
		Filing fees	252

		Balance, February 28, 2003	$45,455

MIRANDA GOLD CORP.

QUARTERLY REPORT

FEBRUARY 28, 2003

Schedule B:    Supplementary Information (Continued)

a)	Exploration expenditures for the three months ended February 28, 2003 (Continued)

	Blackrock Property, Gate Property, Troy Property, and Redlich Property, Nevada

	Balance, November 30, 2002	$-

	Expenditures during the three months ended February 28, 2003
	Professional fees	1,569
	Filing fees	6,028
	Travel, board, and lodging	1,000

	Balance, February 28, 2003	$8,597

b)	Office rent, secretarial and sundry for the three months ended February 28, 2003

	Office rent	$7,500
	Secretarial and office services	17,000
	Printing and reproduction	5,660
	Office supplies, courier and sundry	8,647

		$38,807

2.	Related Party Transactions See Note 6 to the attached financial statements for details of related party transactions.

3.	a) Securities issued during the period ended February 28, 2003

Date Of	Type Of	Number	Issue	Total	Type Of	Commission
Issue	Security	Of	Price	Proceeds	Consideration	Paid
		Shares

Dec. 20/02	Common	1,472,500	$0.10	$147,250	Conversion of	$ -
					special
					warrants
Jan. 21/03	Common	25,000	$0.12	$3,000	Cash	$ -
Jan. 23/03	Common	300,000	$0.20	$60,000	Cash	$ -
Jan. 27/03	Common	25,000	$0.12	$3,000	Cash	$ -
Jan. 28/03	Common	10,000	$0.14	$1,400	Cash	$ -
Jan. 29/03	Common	75,000	$0.12	$9,000	Cash	$ -
Jan. 31/03	Common	50,000	$0.12	$6,000	Cash	$ -
Feb. 5/03	Common	2,500	$0.27	$675	Cash	$ -
Feb. 18/03	Common	750,000	$0.21	$157,500	Cash	$ -
Feb. 27/03	Common	10,000	$0.12	$1,200	Cash	$ -

MIRANDA GOLD CORP.

QUARTERLY REPORT

FEBRUARY 28, 2003

Schedule B:      Supplementary Information (Continued)

	b)	Options granted during the period ended February 28, 2003

None

4.	a)	Authorized Capital - 100,000,000 common shares without par value Issued Capital - 7,976,760 common shares for total consideration of $4,556,139

	b)	Options and warrants outstanding

See Note 4(d) and 4(e) to the attached financial statements.

	c)	There are no shares held in escrow or subject to pooling agreement.

5.	List of Directors: Dennis Higgs John McCutcheon Aileen Lloyd Steve Ristorcelli

6.	List of Officers: Dennis Higgs – President Douglas Higgs – Secretary Clive de Larrabeiti – Vice President, Corporate Finance

Schedule C: Management Discussion and Analysis

Description of Business

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company has had varying interests in a number of mineral properties located in Nevada, Mexico and Canada since 1993. The Company’s primary focus since 1995 has been on gold exploration in Nevada and Mexico. The Company plans to explore and develop its mineral properties or joint venture them to other companies for their further development.

Nevada

During this quarter the Company signed an option to acquire a 100% interest in four gold projects in Nevada, the Blackrock Property, the Cold Springs Property, the Troy Property and the Redlich Property, subject to a 3% net smelter return royalty (“NSR”), of which 2% can be purchased, leaving a 1% NSR on each property.

The total acquisition price for the four properties is payable over five years and comprises 450,000 warrants and US $220,000. The warrants allow the Optionor the right to purchase common shares of the Company at prices ranging from Cdn $0.40 to $0.55 and are exercisable for a period of two years from their date of issue.

The Company also has a work commitment on all four properties of US$650,000 over the five years with a commitment of US$75,000 over each of the first two years.

Subsequent to the quarter end the Company closed the property acquisition agreement.

In addition to the above the Company also has an option to acquire a 100% right, title and interest in the Hercules property, the Imperial Mine Property and the Gilman Property, subject to a 3% net smelter return royalty (“NSR”), of which 2% can be purchased, leaving a 1% NSR on each property.

The total acquisition price for the three properties is payable over five years and comprises 450,000 warrants and US$220,000. The warrants allow the Optionor the right to purchase common shares of the Company at prices ranging from Cdn $0.25 to $0.40 and are exercisable for a period of two years from their date of issue. The cash consideration is prorated to allow for the termination of any of the individual properties.

The Company also has a work commitment of US$650,000 over the five years, with a commitment of US $75,000 over each of the first two years.

The Company now has nine gold exploration projects in Nevada.

The following descriptions of the Hercules, Imperial Mine and Gilman gold projects in Nevada are from Executive Summaries prepared by Richard R. Kern, the Optionor, of Reno, Nevada.

Hercules Project

The Hercules project is located in Lyon County, 25 miles (40 km) southwest of Reno. Previous drilling totals 176 holes comprising over 33,000 ft (11,015 m) by several companies including Asamera, St. Joe, Horizon Gold, and Phelps Dodge. Most of the drilling targeted shallow open pit heap-leachable gold mineralization, however the property may contain one of the most significant untested Comstock-type vein systems in the Western U.S. At Comstock, 10 miles away, most of the 8.4 million ounces of gold and 194 million ounces of silver mined occurred below 1,200 ft (400 m). This bonanza grade mineralization averaged 2 ounces gold/ton and 50 ounces silver/ton. The depth of erosion of the Hercules vein system appears similar to that of the nearby Comstock. The exploration potential at Hercules may include the possibility for a bonanza high grade gold and silver deposit at depth, as well as expanding the previously delineated, near-surface gold and silver mineralization.

Imperial Mine Property

The Imperial Mine property is located in Esmeralda County approximately 18 miles southwest of Goldfield. The Imperial Mine produced 10,000 tons of ore grading +0.5 ounces gold/ton before being shut down at the beginning of World War II. The Imperial Mine property had been held by one individual since 1955 but was never leased. The individual dropped the claims in 2001 and these were subsequently staked. Numerous companies have explored the project area and several drill holes have intercepted significant thicknesses of oxide gold mineralization grading +0.03 ounces gold/ton. The best drill hole included 6 m of 0.062 ounces gold/ton.

The primary target at Imperial is open pittable, shallow, oxidized, gently dipping Carlin-style gold mineralization. Preliminary metallurgical test work in the form of cyanide leach bottle roll tests yielded 67% to 89% gold recoveries from “as is” drill cuttings, reinforcing the primary target concept at Imperial. A secondary target at Imperial is high-grade gold mineralization hosted by the Imperial Fault. Gold grades of up to 2 ounces gold/t are recorded on historic underground maps. The deepest workings of the old mine are only 200 ft below the surface.

Gilman Property

The Gilman property is located in Lander County, near Austin. Recent work includes evaluation by major mining companies. Numerous surface samples have identified grades of up to 1.4 ounces gold/ton in the footwall portion of the range front fault. Sampling of the hanging wall portion of the fault has returned from 1 to 28 ounces silver/ton. The altered fault zone has a defined strike length over 9,000 ft. and there has been no drilling on this property.

Surface samples indicate at least two separate target areas: the high grade gold along the footwall of the shear and the significant silver values on the hanging wall side of the fault. Access is easy and a modest program of in-fill geochemical sampling and detailed mapping should quickly provide good quality drill targets.

Blackrock Property

The Blackrock property is located in Lyon County, Nevada about 12 miles southeast of the Comstock Mining District, approximately one mile south of Miranda’s Hercules property and at the northern fringe of the Como District where there has also been historical gold production. Within the property there is an exposed epithermal quartz vein system with a minimum strike length of 3,000 feet and widths to 50 feet. The geology of the Blackrock property is broadly similar to the Comstock district, including similar host rocks and alteration styles. Previous surface sampling has demonstrated anomalous to ore grade gold/silver mineralization along the entire strike length of the Blackrock vein system. Samples include up to 20 feet grading 0.19 oz Au/t and 0.4 oz Ag/t in the south central portion of the vein system. Other surface samples have returned grades up to 0.8 oz Au/t and 18 oz Ag/t. Reported previous underground sampling returned values up to 0.72 oz Au/t.

Cold Springs Project

The Cold Springs Property is located in central Nevada, near Highway 50 midway between Fallon and Austin. Regionally, the property lies in the transition zone between silver-dominant mineralization of the Wonder District to the west and gold-dominant mineralization in the Iowa Canyon, Cove-McCoy, and Barrett Canyon areas to the east. Quartz stockworks, breccias, and veins grading up to .75 oz Au/t at surface may represent a vein-type leakage anomaly of a large mineralized system at depth. Potential pediment-covered gold mineralization associated with a nearby range-front fault or with a possible feeder zone at depth present attractive exploration targets. The overall geological setting is consistent with known ore bodies at Midas, Sleeper and Florida Canyon. While magnetic and/or IP surveying may be beneficial in refining drill targets, the Cold Spring prospect is a drill-ready gold target.

Troy Project

The Troy property is located in the Troy District in the Grant Range of northeastern Nye County, Nevada. Limited historical gold production of approximately 2000 tons at .35 oz Au/t has taken place. The quartz body identified on this property is 1,200 feet long, open-ended at depth at over 600 feet, and has a width ranging from 20 to 70 feet. This presents a large target for drilling. Limited exploration work has taken place in the past and ore grade samples have been recovered (samples up to 1.67 oz Au/t). This property has the potential for a high-grade gold deposit and has never been drilled.

Redlich Property

The Redlich property is located in Esmeralda County, Nevada.

Secret Basin Project

The Company has a 100% interest in ten claims comprising the Secret Basin Project located in Nye County, Nevada.

The Company’s Secret Basin project in Nevada is joint ventured with Braden Technologies Inc. (“Braden”), a public junior exploration company whose shares are quoted on the OTC Bulletin Board in the U.S. Under the joint venture agreement, Braden is required to expend exploration expenses on the Secret Basin project. Under an amended agreement dated December 30, 2002, the Company must incur exploration expenditures of U.S. $10,000 by June 30, 2003 and incur exploration expenditures of U.S. $250,000 by December 31, 2003.

Mexico

In Mexico, the Company, through its Mexican subsidiary, Minas Miranda, S.A. de C.V., maintains title to two Mexican concessions comprising 2,271 hectares in south central Sonora; Las Catalinas and Ampliacion Las Catalinas IV.

Quebec

Otish Mountains

The Company has signed agreements to acquire a 100% interest in nine mineral properties comprising a total of 766 mineral claims covering 96,957 acres, located in the Otish Mountains/Superior Craton region of Quebec.

The Lac Leran property totals approximately 15,361 acres (6,217 hectares) and adjoins on the east side of the Ashton Mining of Canada-SOQUEM Inc. discovery property hosting the Renard kimberlitic rocks (the “Foxtrot” property).

The Lac Pigeon property totals approximately 15,392 acres (6,229 hectares) and adjoins on the west side of the Majescor-BHP Portage project approximately 30 kilometres Northwest of the Renard discoveries.

The Lac Joubert property totals approximately 4,341 acres (1,757 hectares) and adjoins the Majescor-BHP Portage project to the northeast.

The Lac Pigeon #2 property totals approximately 5,271 acres (2,133 hectares) and adjoins the Majescor-BHP Portage project to the west approximately 40 kilometres west of the kimberlitic discoveries.

The Lac Leran #2 property totals approximately 129 acres (52.28 hectares) and is located approximately 40 kilometres east-southeast of the kimberlitic discoveries, and east–southeast of the Majescor-BHP Portage project

The Lac Orillat property totals approximately 4,978 acres (2,014 hectares) and is located approximately 35 kilometres north-northeast of the Renard kimberlitic discoveries, and is west of the Lac Joubert property described above.

The properties are located in the north central part of the Province of Quebec approximately 275 kilometres northeast of Chibougamau, in an area known as the Otish Mountains. The properties acquired by the Company are located in proximity to the Ashton’s Foxtrot property where the Renard kimberlitic rocks were recently discovered, and the Majescor property (the “Portage” property) that partly surrounds Ashton’s Foxtrot property.

By option agreements dated September 10, 2002, the Company has the right to acquire, subject to a 2% net smelter return /gross overriding royalty, a 100% interest in three mineral properties within the Superior Craton of Quebec; the Lac Herve, Lac Square Rock and Lac Taffanel.

The Lac Herve property totals approximately 34,382 acres (13,915 hectares). It is located in proximity to Ashton’s Taiga project and adjoins on the northeast side of Majescor Resources Inc.’s (“Majescor”) Fontanges project.

The Lac Square Rock property totals approximately 9,488 acres (3840 hectares) and adjoins on the northeast side of Majescor’s Portage Extension project.

The Lac Taffanel property totals approximately 7,615 acres (3082 hectares) and adjoins on the southwest side of Majescor’s Portage Extension project.

The Company has not performed any exploration work on these properties.

Presently the Company is in the exploration stage and none of its properties contain a commercially viable mineable deposit. The Company does not have producing properties and operations on its properties are exploratory searches for mineable deposits.

Description of Operations and Financial Condition

The Company does not have a producing mineral property and has no sources of revenue other than interest income. The activities of the Company can be seen as steadily increasing during this past year with the acquisition of several gold projects.

For the three month period ended February 28, 2003 the Company incurred a loss of $101,069 compared to a loss of $80,070 for the three month period ending February 28, 2002.

As at February 28, 2003, the Company had a working capital of $233,381 compared to a working capital of $18,538 as of February, 2002. For the three month period ending February, 2003, the Company incurred exploration costs consisting of filing fees, office and field supplies, reports and professional fees of $24,867 compared to $5,520 for the three month period ending February, 2002.

Office rent, telephone, and supplies increased for the three month period ending February 28, 2003 to $38,807 as a result of increased activity during the quarter. There was an increase in several of the expenditures during the three month period ending February 28, 2003 compared to the three month period ending November 30, 2002 as a result of the acquisition of four gold projects in Nevada.

Since incorporation, the Company has been engaged in the acquisition, exploration and development of mineral properties. The Company’s various properties are currently at the exploration stage. As a result, the Company has no source of operating cash flow and is reliant upon capital markets to obtain the funds required by it for its operations. The successful development of a mine by the Company would require additional equity or debt financing. The Company has limited financial resources and there is no assurance that additional funding will be available for this purpose in the future. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and any subsequent development of the Company’s properties or the possible partial or total loss of the Company’s interest in such properties.

Liquidity and Solvency

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants. The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future.

During this quarter and by agreement dated January 23, 2003 the Company has an option to acquire a 100% interest in four gold projects in Nevada subject to a 3% net smelter return royalty (“NSR”). Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty on each property (i.e. 2% NSR, leaving 1% NSR on each property) for US $2 million.

The total acquisition price for the four properties is payable over five years and comprises 450,000 warrants and US $220,000. The Company has paid US $20,000 in respect of this agreement. The warrants allow the Optionor the right to purchase common shares of Miranda Gold Corp. at prices ranging from Cdn. $0.40 to $0.55 and are exercisable for a period of two years from their date of issue. The cash consideration is prorated to allow for the termination of any of the individual properties.

The Company also has a work commitment of US $650,000 over the five years, with a commitment of US $75,000 over each of the first two years.

During this quarter the Company closed a private placement of 300,000 units at $0.20 for gross proceeds of $60,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant is exercisable for a period of two years at a price of $0.26 to January 20, 2005.

Also during this quarter, the Company closed a private placement of 750,000 units at $0.21 per unit for gross proceeds of $157,500. Each unit consists of one common share and one warrant. Each warrant entitles the holder to acquire one further common share of the Company at a price of $0.28 per share at any time on or before June 19, 2005.

Since its inception, the Company has been dependent on investment capital as its primary source of funding. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means. The Company will need to raise additional capital in order to continue with the exploration and development of its mineral properties and administrative expenditures. The Company could also consider joint venturing or selling some portion of its properties to cover its obligations.

The Company’s cash position at 02/28/03 was $199,683 compared to $129,063 at 11/30/02.

The Company recorded a net loss for the three month period ended February 28, 2003 of $101,069 compared to $80,070 for the three month period ended February 28, 2002.

During this quarter the Company negotiated a private placement of 2,200,000 units at a price of $0.23 per unit. Each unit comprises a share and a two-year warrant to purchase an additional share at $0.30. Subsequent to the quarter end the Company closed this private placement for gross proceeds of $506,000.

The Company intends to raise any required additional funds by selling equity or debt securities and/or by selling or joint venturing its properties until the Company develops a cash flow from operations.

Discussion of Expenditures for the Period

Office rent, telephone, and supplies were $38,807 for the three month period ending February 28, 2003 compared to $32,870 for the three month period ending November 30, 2002. During this period corporate finance services, professional fees and regulatory fees all increased as a result of increased activity and the acquisition of several gold projects.

Exploration expenditures

For the three month period ending February 28, 2003 the Company incurred $24,867 in exploration expenditures. These expenditures were mainly filing fees, reports and professional fees relating to the acquisition of several of the Company’s Nevada gold projects.

Subsequent Events

Subsequent to the quarter end, the Company closed the property acquisition agreement on the four gold projects in Nevada known as the Blackrock Property, the Cold Springs Property, the Troy Property and the Redlich Property.

Subsequent to the quarter end, the Company acquired a 100% right, title and interest in the Kobeh Valley Project located in Eureka County, Nevada. Total consideration consists of cash payments to the Optionor totaling $46,500 over five years.

Also, subsequent to the quarter end, the Company closed a private placement of 2,200,000 units at $0.23 for gross proceeds of $506,000.

On behalf of the Board

“Dennis L. Higgs”

Dennis L. Higgs
President

MIRANDA GOLD CORP.

(Formerly Miranda Diamond Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

     FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

NOTICE TO READER

We have compiled the consolidated balance sheet of Miranda Gold Corp. (formerly Miranda Diamond Corp.) as at February 28, 2003 and the consolidated statements of operations and deficit, and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.	“Morgan & Company”

April 22, 2003	Chartered Accountants

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

CONSOLIDATED BALANCE SHEET
(Unaudited – see Notice to Reader)

	FEBRUARY 28	AUGUST 31
	2003	2002

ASSETS

Current
Cash	$199,683	$266,605
Accounts receivable	17,036	11,911
Prepaid expenses	26,014	11,189

	242,733	289,705

Mineral Properties (Note 3)	225,720	143,627

Deferred Exploration Expenditures	270,485	210,098

	$738,938	$643,430

LIABILITIES

Current
Accounts payable	$9,352	$9,643

SHAREHOLDERS’ EQUITY

Share Capital (Note 4)	4,556,139	4,140,114

Special Warrants (Note 5)	-	147,250

Deficit	(3,826,553)	(3,653,577)

	729,586	633,787

	$738,938	$643,430

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – see Notice to Reader)

	THREE	SIX	THREE	SIX
	MONTHS	MONTHS	MONTHS	MONTHS
	ENDED	ENDED	ENDED	ENDED
	FEBRUARY 28	FEBRUARY 28	FEBRUARY 28	FEBRUARY 28
	2003	2003	2002	2002

Expenses
Corporate finance services	$17,821	$30,952	$-	$-
Interest	-	-	922	2,711
Office rent, telephone,
secretarial and sundry	38,807	71,677	40,003	66,083
Professional fees	16,323	20,132	22,914	22,914
Property examination costs	756	3,955	-	-
Management fees	15,000	30,000	9,000	18,000
Travel and business
promotion	1,501	1,501	-	2,668
Transfer agent and
regulatory fees	11,152	15,538	7,341	10,536

	101,360	173,755	80,180	122,912
Less: Interest income	(291)	(779)	(110)	(273)

Loss For The Period	101,069	172,976	80,070	122,639
Deficit, Beginning Of Period	3,725,484	3,653,577	3,417,346	3,374,777

Deficit, End Of Period	$3,826,553	$3,826,553	$3,497,416	$3,497,416

Basic And Diluted Loss Per
Share	$0.02	$0.03	$0.05	$0.07

Weighted Average Number
Of Shares Outstanding	6,673,454	5,902,271	1,692,260	1,692,260

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited – see Notice to Reader)

	THREE	SIX	THREE	SIX
	MONTHS	MONTHS	MONTHS	MONTHS
	ENDED	ENDED	ENDED	ENDED
	FEBRUARY 28	FEBRUARY 28	FEBRUARY 28	FEBRUARY 28
	2003	2003	2002	2002

Cash Flows From Operating Activities
Loss for the period	$(101,069)	$(172,976)	$(80,070)	$(122,639)
Change in non-cash working capital
items:
Accounts receivable	(4,779)	(5,125)	(2,006)	(2,018)
Prepaid expenses	(14,825)	(14,825)	-	-
Accounts payable	7,223	(291)	24,480	15,366

	(113,450)	(193,217)	(57,596)	(109,291)

Cash Flows From Investing Activities
Mineral properties	(32,838)	(82,093)	-	-
Exploration expenditures	(24,867)	(60,387)	(5,520)	(5,520)

	(57,705)	(142,480)	(5,520)	(5,520)

Cash Flows From Financing Activities
Loan payable	-	-	(70,000)	(70,000)
Issue of share capital	241,775	268,775	-	-
Special warrant subscriptions received	-	-	114,100	200,000

	241,775	268,775	44,100	130,000

Increase (Decrease) In Cash And Cash
Equivalents	70,620	(66,922)	(19,016)	15,189

Cash And Cash Equivalents, Beginning
Of Period	129,063	266,605	52,182	17,977

Cash And Cash Equivalents, End Of
Period	$199,683	$199,683	$33,166	$33,166

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

1.

BASIS OF PRESENTATION

The interim consolidated financial statements of Miranda Gold Corp. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended August 31, 2002, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended August 31, 2002.

2.	a)

NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.

	b)	SIGNIFICANT ACCOUNTING POLICIES

		i)	Consolidation These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc. and its Mexican subsidiary, Minas Miranda S.A. de C.V.

ii)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

iii)

Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, prepaid expenses and accounts payable.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

iv)

Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off.

v)

Future Income Taxes

The Company has adopted the new requirements of the CICA Handbook, Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

vi)

Loss per Share

The Company has adopted the new accounting standard for the calculation of loss per share which follows the “treasury stock method” in the calculation of diluted loss per share, and requires the presentation of both basic and diluted loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		vii)	Foreign Currency Translation Transactions recorded in United States dollars and Mexican new pesos have been translated into Canadian dollars using the Temporal Method as follows:

			i)	monetary items at the rate prevailing at the balance sheet date;
			ii)	non-monetary items at the historical exchange rate;
			iii)	revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

viii)

Stock Based Compensation

Employee and director stock options granted by the Company are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

3.	MINERAL PROPERTIES
		FEBRUARY 28	AUGUST 31
		2003	2002

a)	Secret Basin Property, Nevada

	The Company has acquired a 100% interest in the Secret
	Basin property located in Nye County, Nevada for U.S.
	$5,000 and the issuance of 10,000 shares. The Company
	will issue an additional 60,000 shares upon the project
	reaching certain development and exploration milestones
	including positive pre-feasibility and feasibility.	$18,400	$18,400

	Option payment received	(1,492)	(1,492)

		16,908	16,908

	The Company has granted an option to acquire a 50%
	interest in its Secret Basin, Nevada property for the
	following consideration:

	- cash payment of U.S. $1,000;
	- exploration expenditures totalling U.S. $250,000 by
	December 31, 2003, U.S. $10,000 of which must be
	expended by June 30, 2003.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

3.	MINERAL PROPERTIES (Continued)

			FEBRUARY 28	AUGUST 31
			2003	2002

	b)	Otish Mountains, Quebec

The Company has acquired a 100% interest, subject to
certain net smelter return and gross overriding royalty
obligations, in nine mineral properties, comprising a total
of 766 mineral claims covering 96,957 acres, located in the
Otish Mountains region of Quebec. Consideration payable
for each property is as follows:

PROPERTY	CASH	SHARES

Lac Leran	$23,000	165,000 common shares
Lac Pigeon	$23,000	165,000 common shares
Lac Leran #2	$129	-
Lac Pigeon #2	$5,271	-
Lac Joubert	$4,341	-
Lac Orillat	$4,978	-
Lac Herve	$27,700	-
Lac Square Rock	$7,500	-
Lac Taffanel	$6,000	-

Total consideration paid	$167,919	$126,719

In addition, an annual advance royalty payment of $15,000
is payable under the Lac Leran and Lac Pigeon property
agreements.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

3.	MINERAL PROPERTIES (Continued)

				FEBRUARY 28	AUGUST 31
				2003	2002

	c)	Hercules Project, Imperial Mine Property, and Gilman
Property, Nevada

The Company has entered into an option agreement for the
acquisition of a 100% interest in the three mineral
properties in Nevada. Consideration payable under the
option agreement is as follows:

		i)	In connection with the signing of the agreement and its
acceptance by the TSX Venture Exchange, US$20,000
in cash and warrants to purchase 100,000 shares at
$0.25 for two years. US$5,000 due upon signing the
agreement and the balance payable within 90 days.

		ii)	On or before September 18, 2003, US$20,000 in cash,
US$75,000 in exploration expenditures and warrants to
purchase 50,000 shares at $0.25 for two years.

		iii)	On or before September 18, 2004, US$25,000 in cash,
US$75,000 in exploration expenditures and warrants to
purchase 50,000 shares at $0.25 for two years.

		iv)	On or before September 18, 2005, US$30,000 in cash,
US$150,000 in exploration expenditures and warrants
to purchase 75,000 shares at $0.30 for two years.

		v)	On or before September 18, 2006, US$50,000 in cash,
US$150,000 in exploration expenditures and warrants
to purchase 75,000 shares at $0.35 for two years.

		vi)	On or before September 18, 2007, US$75,000 in cash,

to purchase 100,000 shares at $0.40 for two years.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

3.	MINERAL PROPERTIES (Continued)

				FEBRUARY 28	AUGUST 31
				2003	2002

	c)		Hercules Project, Imperial Mine Property, and Gilman
Property, Nevada (Continued)

In addition, the Company has agreed to pay a finder’s fee
consisting of warrants to purchase 50,000 shares at $0.25,
5% of the cash payments received by the Company, and
warrants to purchase 50,000 shares at $0.40 once a
positive feasibility study has been produced for any one of
the three properties in the agreement.

			Consideration paid to date	$33,195	$-

	d)		Blackrock Project, Gate Project, Troy Project and Redlich
Project, Nevada

The Company has entered into an option agreement for the
acquisition of a 100% interest in the four mineral
properties in Nevada. Consideration payable under the
option agreement is as follows:

		i)	In connection with the signing of the agreement and its
acceptance by the TSX Venture Exchange, US$20,000
in cash and warrants to purchase 100,000 shares at
$0.40 for two years. US$5,000 due upon signing the
agreement and the balance payable by April 23, 2003.

		ii)	On or before January 23, 2004, US$20,000 in cash,
US$75,000 in exploration expenditures and warrants to
purchase 50,000 shares at $0.40 for two years.

		iii)	On or before January 23, 2005, US$25,000 in cash,
US$75,000 in exploration expenditures and warrants to
purchase 50,000 shares at $0.40 for two years.

		iv)	On or before January 23, 2006, US$30,000 in cash,
US$150,000 in exploration expenditures and warrants
to purchase 75,000 shares at $0.45 for two years.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

3.	MINERAL PROPERTIES (Continued)

				FEBRUARY 28	AUGUST 31
				2003	2002

	d)		Blackrock Project, Gate Project, Troy Project and Redlich
Project, Nevada (Continued)

		v)	On or before January 23, 2007, US$50,000 in cash,
US$150,000 in exploration expenditures and warrants
to purchase 75,000 shares at $0.50 for two years.

		vi)	On or before January 23, 2008, US$75,000 in cash,
US$200,000 in exploration expenditures and warrants
to purchase 100,000 shares at $0.55 for two years.

			Consideration paid to date	$7,698	$-

	e)		Las Catalinas, Mexico

The Company has title to two concessions covering an
area of 2,271 hectares in Sonora State, Mexico.

			Written down value	-	-

The Company has granted an option to earn a 90% interest
in the Las Catalinas concessions with the expenditure of
US$250,000 on the property over six years. The optionee
must pay all taxes and property assessment, and keep the
concessions in good standing during that period. The
Company may buy out all of the optionee’s interest in the
concessions at any time prior to the optionee earning the
90% interest by paying, to the optionee, three times its
expenditures on the project, and granting a net smelter
return royalty of ½% for every $50,000 expended to a
maximum of a 2% net smelter return royalty.

The Company may also buy out the optionee, once the
optionee has earned its interest in the concessions, for up
to ten years from the date of signing of the agreement, for
US$1,000,000 during the first seven years and for
US$5,000,000 thereafter.
				$225,720	$143,627

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

4.	SHARE CAPITAL

	a)	Authorized
100,000,000 common shares without par value
	b)	Issued and Outstanding

		NUMBER
		OF SHARES	CONSIDERATION

	Balance, August 31, 2001	1,692,260	$3,537,764

	Shares issued on conversion of special warrants	527,500	52,750
	Shares issued for cash pursuant to a private	2,500,000	500,000
	placement
	Shares issued for commissions	72,000	14,400
	Shares issued pursuant to property option agreement	330,000	66,000
	Less: Share issue costs	-	(30,800)

	Balance, August 31, 2002	5,121,760	4,140,114

	Shares issued for cash pursuant to private option agreement	1,185,000	244,500
	placement
	Shares issued on conversion of special warrants	1,472,500	147,250
	Shares issued on exercise of options	10,000	1,400
	Shares issued on exercise of warrants	187,500	22,875

	Balance, February 28, 2003	7,976,760	$4,556,139

c)

During the year ended August 31, 2002, the Company completed a private placement of 2,500,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.27 per share to July 11, 2004. In addition, the Company issued 72,000 units and paid $16,400 cash as commissions relating to the private placement.

During the period ended February 28, 2003, the Company completed a private placement of 135,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.24 per share to November 8, 2004.

During the period ended February 28, 2003, the Company completed a private placement of 300,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.26 per share to January 20, 2005.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

4.	SHARE CAPITAL (Continued)

During the period ended February 28, 2003, the Company completed a private placement of 750,000 units at $0.21 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.28 per share to February 20, 2005.

	d)	Options Outstanding

As at February 28, 2003, options were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

359,000	$0.14	December 14, 2006
290,000	$0.20	September 16, 2007

A summary of the changes in stock options for the period ended February 28, 2003 is presented below:

		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2002	369,000	$0.14

Granted	290,000	0.20
Exercised	(10,000)	(0.14)

Balance, February 28, 2003	649,000	$0.17

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

4.	SHARE CAPITAL (Continued)

	e)	Share Purchase Warrants

As at February 28, 2003, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

1,815,000	$0.12	January 7, 2004
2,497,500	$0.27	July 11, 2004
150,000	$0.20	September 15, 2004
150,000	$0.25	October 16, 2004
135,000	$0.24	November 8, 2004
300,000	$0.26	January 20, 2005
750,000	$0.28	February 20, 2005

5.	SPECIAL WARRANTS

	NUMBER OF
	WARRANTS	CONSIDERATION

Balance, August 31, 2001	-	$-

Issued for cash	2,000,000	200,000
Converted to common shares	(527,500)	(52,750)

Balance, August 31, 2002	1,472,500	147,250

Converted to common shares	(1,472,500)	(147,250)

Balance, February 28, 2003	-	$-

Each special warrant entitles the holder to receive one unit, with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at $0.12 to January 7, 2004. During the period ended February 28, 2003, the remaining special warrants were converted to units.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

6.	RELATED PARTY TRANSACTIONS

	a)	During the period, the Company paid $15,000 (2002 - $18,000) to a company controlled by a director for management of the Company’s affairs.

	b)	During the period, the Company paid $25,066 (2002 - $51,000) to companies controlled by directors for rent, telephone, secretarial and office services.

	c)	During the period, the Company incurred $17,821 (2002 - $Nil) in corporate finance services with an officer of the Company.

	d)	The mineral properties described in Note 3(b) were acquired from a director, companies controlled by a director, and a company controlled by a person related to this same director.

7.

INCOME TAXES

The Company has non-capital loss carryforwards of approximately CDN$1,890,406 and US$394,291 that may be available for tax purposes. The losses are in the following countries and expire as follows:

EXPIRY	CANADIAN	US
DATE	DOLLARS	DOLLARS

2003	$348,495	$-
2004	413,610	-
2005	341,304	-
2006	206,430	-
2007	133,534	-
2008	168,146	-
2009	278,887	-
Thereafter	-	394,291

	$1,890,406	$394,291

In addition, the Company has incurred resource expenditures of approximately $321,499 (2002 - $Nil) which may be carried forward indefinitely and used to reduce taxable income in future years.

The potential benefits of these items have not been recognized as realization is not considered more likely than not.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003
(Unaudited – see Notice to Reader)

8.	SUBSEQUENT EVENTS

Subsequent to February 28, 2003:

	a)	The Company has arranged a private placement of 2,200,000 units at $0.23 per unit. Each unit consists of one common share and one share purchase warrant for the purchase of an additional common share at $0.30 for a period of two years.

	b)	Regulatory approval was received for the mineral property option agreement described in Note 3(d).

	c)	Warrants were exercised for the issue of 87,000 common shares for proceeds of $10,440.